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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section



11019390

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 28 2011

Washington, DC
110

SEC FILE NUMBER
8-66958

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/10___ AND ENDING _12/31/10___
　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Park Hill Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 California Street, Suite 2880
　　　　　　　　　　　(No. and Street)

San Francisco　　　　　　　CA　　　　　　　　　　94111
　　(City)　　　　　　　　　(State)　　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David C. Figur　　　　　　　　　　　　　　　　　(212) 583-5856
　　　　　　　　　　　　　　　　　　　　　　　　(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

　　　　　　　　Deloitte & Touche LLP
　　　　(Name - if individual, state last, first, middle name)

Two World Financial Center　　New York　　　　　New York　　　　　10281-1414
　　(Address)　　　　　　　(City)　　　　　　　(State)　　　　　　(Zip Code)

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

AB
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PARK HILL GROUP LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

☒   Independent Auditors' Report.

☒   (a)   Facing Page.

☒   (b)   Statement of Financial Condition.

☒   (c)   Statement of Income.

☒   (d)   Statement of Cash Flows.

☒   (e)   Statement of Changes in Member's Equity.

☐   (f)   Statement of Changes in Subordinated Liabilities Subordinated to Claims of Creditors (Not applicable).

☒   Notes to Financial Statements.

☒   (g)   Computation of Net Capital.

☒   (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐   (i)   Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 (Not required).

☐   (j)   A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements of Rule 15c3-3. (Not applicable).

☐   (k)   A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation. (Not applicable).

☒   (l)   An Affirmation.

☐   (m)   A copy of the SIPC Supplemental Report. (Filed separately).

☒   (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AFFIRMATION

I, David C. Figur, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to Park Hill Group LLC, as of and for the year ended December 31, 2010, are true and correct.

David C. Figur
Chief Financial Officer

Subscribed to before me this
23rd day of February 2011

Notary Public

PARK HILL GROUP LLC

(SEC I.D. No. 8-66958)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

File pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a **PUBLIC** Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Park Hill Group LLC
101 California Street, Suite 2880
San Francisco, CA 94111

We have audited the accompanying statement of financial condition of Park Hill Group LLC (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Park Hill Group LLC at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2011

Member of
Deloitte Touche Tohmatsu

PARK HILL GROUP LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

CASH AND CASH EQUIVALENTS	$ 22,133,238
SECURITY DEPOSITS	34,150
ACCOUNTS RECEIVABLE	105,605,327
INTEREST RECEIVABLE	1,271,489
DUE FROM AFFILIATES	927,445
PROPERTY AND EQUIPMENT, Net of accumulated depreciation of $828,040	58,509
OTHER ASSETS	331,862
TOTAL ASSETS	$130,362,020

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 1,859,862
Due to affiliates	3,334,316
Other liabilities	250,000
	5,444,178
MEMBER'S EQUITY	124,917,842
TOTAL LIABILITIES AND MEMBER'S EQUITY	$130,362,020

See notes to statement of financial condition.

PARK HILL GROUP LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2010

1. **ORGANIZATION AND NATURE OF OPERATIONS**

    Park Hill Group LLC (the "Company") was formed as a limited liability company in the State of Delaware on December 9, 2004. Effective November 17, 2005, the Company commenced operations as a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

    The Company is a single member limited liability company wholly owned by PHG Holdings LLC ("PHG Holdings"). PHG Holdings LLC is owned by Park Hill Group Holdings LLC, a subsidiary of The Blackstone Group L.P. ("Blackstone"), and various affiliated Blackstone holdings partnerships ("Holdings").

    The Company is a placement agency raising capital primarily from institutional investors for interests in private equity limited partnerships and hedge funds (collectively "Funds") that are not publicly traded. The Company earns a fee primarily based upon a percentage of the capital purchased or committed to be purchased in such Funds. The Company's agreements with its clients may include a fee retainer and typically a schedule of fee payments to be made over an extended period of time after acceptance by a Fund of capital or capital commitments.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Use of Estimates — The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures. Actual results could differ materially from those estimates.

    Fair Value of Financial Assets and Liabilities — The carrying value of financial assets and liabilities, including cash and cash equivalents, security deposits, accounts receivable, interest receivable, due from affiliates, other assets, accounts payable and accrued expenses, due to affiliates and other liabilities, approximates their fair value because of the short-term nature of these assets and liabilities.

    Cash and Cash Equivalents — The Company considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash and money market investments which are primarily held at one major U.S. financial institution.

    Property and Equipment — Property and equipment consist of computer equipment and software, furniture, fixtures and leasehold improvements which are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the relevant computer equipment and software, furniture, and fixtures, generally 3 to 5 years. Leasehold improvements are amortized using the straight-line method over the lesser of the economic useful life of the improvement or the life of the lease. Maintenance and repair costs are charged to expenses as incurred.

    Foreign Currency — The Company's statement of financial condition accounts denominated in foreign currencies are translated into U.S. Dollars at the end of each period, whereas the corresponding operating results denominated in foreign currencies are translated into U.S. Dollars on the respective dates of such transactions.

Revenue Recognition — Placement fees are typically recognized as earned upon acceptance by a Fund of capital or capital commitments. The Company may receive non-refundable retainers upon execution of agreements with Funds to provide capital fund-raising services, which are recorded as revenues when earned upon receipt. All other income and expenses are recognized when earned and incurred, respectively.

The Company typically earns interest on outstanding placement fees receivable from the time revenue is recognized. Interest is calculated based upon the London Interbank Offered Rate plus an additional percentage as mutually agreed upon with the client. Interest accrued and outstanding as of December 31, 2010, is reported on the accompanying statement of financial condition as interest receivable.

The Company is reimbursed by the Funds for reasonable travel, telephone, postage and other out-of-pocket expenses incurred in relation to the capital fund-raising services provided. As of December 31, 2010, $1,873,102 of reimbursable expense was outstanding and is reported on the accompanying statement of financial condition as accounts receivable.

Allowance for Doubtful Accounts — The Company performs periodic credit evaluations of its clients' financial condition. The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors such as historical experience, credit quality, age of the accounts receivable balances, and the current economic conditions that may affect a customer's ability to pay such amounts owed to the Company. As of December 31, 2010, the Company determined that an allowance for doubtful accounts is not required.

Compensation and Benefits — Compensation includes salaries, bonuses (discretionary awards and guaranteed amounts) and the amortization of equity-based compensation as described below. Bonuses are accrued over the service period to which they relate. Benefits include both managing principals' and employees' benefit expense.

Compensation due to persons' who provide services to the Company, but are members of an affiliated entity, have been recorded as capital contributions into the Company. The compensation will be funded by or on behalf of the affiliated entities.

Equity-Based Compensation — Compensation costs relating to the issuance of share-based awards to managing principals and employees is measured at fair value at the grant date, taking into consideration expected forfeitures, and expensed over the vesting period on a straight line basis. Equity-based awards that do not require future service are expensed immediately. Cash settled equity-based awards are re-measured at the end of each reporting period.

Income Taxes — The Company is organized as a single member limited liability company and as such is a disregarded entity for income tax purposes. PHG Holdings, the tax paying entity, is not subject to federal income tax. No provision for federal income taxes has been made, as members are individually responsible for their own tax payments. Based upon various apportionment factors and state income tax laws, PHG Holdings may be liable for income taxes in certain states and/or local jurisdictions.

During 2009 the Company adopted the applicable provisions of Accounting Standards Codification 740-10, Income Taxes ("ASC 740-10"). ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of ASC 740-10 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has no material unrecognized tax benefits.

Recent Accounting Pronouncements — In July 2010, the Financial Accounting Standards Board ("FASB") issued guidance to enhance existing disclosure requirements relating to the credit quality of financing receivables and the allowance for credit losses. The guidance requires an entity to disclose credit quality indicators, past due information, and modifications of financing receivables. The guidance is effective for interim and annual reporting periods ending on or after December 15, 2010. As the guidance is limited to enhanced disclosures, adoption did not have a material impact on the Company's financial statements.

3. RELATED PARTY TRANSACTIONS

Due to/from Affiliates — Pursuant to an administrative services and expense agreement between the Company and Park Hill Real Estate Group LLC ("PHREG"), an affiliate, the Company is reimbursed for any direct and indirect expenses incurred on PHREG's behalf including accounting, payroll, human resources, legal, compliance, financial administration, information technology, office services, and facilities. As of December 31, 2010, $317,955 was due from PHREG.

Pursuant to an administrative services and expense agreement between the Company and Blackstone Administrative Services Partnership L.P. ("BASP"), an affiliate, the Company must reimburse BASP for any direct and indirect expenses incurred on the Company's behalf including accounting, payroll, human resources, legal, compliance, financial administration, information technology, office services, and facilities. As of December 31, 2010, $315,843 was due from BASP.

The Company also has a service agreement with Park Hill Group International Limited ("PHGIL"), a UK affiliate of Blackstone. This affiliate provides marketing services on behalf of the Company to investors in the United Kingdom and throughout Europe as licensed through the Financial Services Authority. Effective October 1, 2010, the service agreement between the Company and PHGIL was assigned to the Blackstone Group International Partners LLP ("BGIP"), a UK Affiliate of Blackstone. The fee for such services is cost plus 10%. As of December 31, 2010, the balance due to BGIP is $922,250.

The Company has a service agreement with The Blackstone Group Japan K.K. ("TBGJ"), a Japanese affiliate, which provides marketing services on behalf of the Company to investors in Japan and throughout Asia as licensed through the Japanese Financial Supervisory Agency. The fee for such services is cost plus 10%. As of December 31, 2010, there is a $684,025 outstanding balance due to TBGJ.

Effective August 12, 2010, the Company entered into a service agreement with the Blackstone Group (HK) Limited ("TBGHK") a Hong Kong affiliate. TBGHK provides marketing services on behalf of the Company to investors in Hong Kong and throughout Asia as licensed through the Securities and Futures Commission. The fee for such services is cost plus 10%. As of December 31, 2010, there is a $399,116 outstanding balance due to TBGHK.

The Company has financed certain foreign currency balances with Blackstone Holdings Finance Co. L.L.C. ("FINCO") to mitigate foreign currency risk. As of December 31, 2010, the Company has a net balance due from FINCO of $147,500 related to these transactions.

From time to time, the Company and various affiliated entities incur costs on each others' behalf. As of December 31, 2010, there is a balance due from various entities of $146,147 and a balance due to various entities of $1,328,925.

Placement Fees — During the year ended December 31, 2010, the Company earned placement fee revenue and interest income from various affiliates of Blackstone. As of December 31, 2010, the remaining balance due from various affiliates of Blackstone of $40,206,106 is included in accounts receivable and interest receivable on the statement of financial condition.

4. PROPERTY AND EQUIPMENT

As of December 31, 2010, property and equipment consist of the following:

Computer equipment and software	$ 542,610
Furniture and fixtures	222,730
Leasehold improvements	121,209
	886,549
Less accumulated depreciation and amortization	(828,040)
	$ 58,509

5. COMMITMENTS AND CONTINGENCIES

Operating Leases — The Company leases office space in various cities throughout the United States under non-cancelable leases expiring at various dates through March 2015.

The following is a schedule of future minimum lease payments required under these non-cancellable operating leases:

Years Ending December 31,

2011	$ 275,656
2012	175,355
2013	179,141
2014	154,380
2015	34,140
	$ 818,672

Security deposits on the accompanying statement of financial condition represent security deposits for the office leases.

Litigation — In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with external counsel, that there are no matters pending against the Company that could have a material adverse effect on the financial statements of the Company at December 31, 2010.

Contingencies — The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is not known. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

6. CONCENTRATIONS OF CREDIT RISK

As of the Company had three clients account for approximately 43% of its accounts receivable at December 31, 2010.

7. MEMBER'S EQUITY

For the year ended December 31, 2010, capital contributions were as follows:

Compensation (Note 2)	$15,501,283
Equity based awards	792,861
	$16,294,144

For the year ended December 31, 2010, the Company distributed member's equity of $10,847,950.

8. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2010, the Company had net capital of $16,689,060, which was in excess of its statutory requirements by $16,326,115, and its ratio of aggregate indebtedness to net capital was 0.33 to 1.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, is exempt from SEC Rule 15c3-3.

9. SUBSEQUENT EVENTS

The Company has evaluated the impact of subsequent events through the date the financial statements were available to be issued, and determined there were no subsequent events requiring adjustment or further disclosure to the financial statements.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 23, 2011

Park Hill Group LLC
101 California Street, Suite 2280
San Francisco, CA 94111

In planning and performing our audit of the financial statements of Park Hill Group LLC (the "Company"), as of and for the year ended December 31, 2010 (on which we issued our report dated February 23, 2011 and such expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Member of
Deloitte Touche Tohmatsu

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the member management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

To the Member of
Park Hill Group LLC

101 California Street, Suite 2880
San Francisco, CA 94111

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by the Park Hill Group LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (bank statements) noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (FOCUS) noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (FOCUS) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 23, 2011

Member of
Deloitte Touche Tohmatsu